1. Organization and Description of Business

Westminster Research Associates LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer under the Securities Exchange Act of 1934 ("SEA"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA serves as the Company's designated self-regulatory organization.

On June 1, 2017, the Company, along with its parent company Cowen Executions Holdco LLC (formally Convergex Group LLC) ("Parent") and affiliated entities were acquired by Cowen CV Acquisition LLC, an indirect (wholly owned) subsidiary of Cowen Inc. ("CI"). The acquisition by CI was accounted for under the acquisition method of accounting. Assets acquired, liabilities assumed and consideration exchanged were recorded at their respective acquisition date fair values which resulted in CI recognizing a bargain purchase gain. Using pushdown accounting, the Company recognized the new basis to its previously recorded goodwill as an adjustment to member's equity.

The Company's principal operations include providing research and brokerage services to U.S. institutional investors and commission recapture services to pension plan sponsor clients. The Company does not clear or settle securities trades. Revenues are primarily derived from commissions on securities transactions.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification as the source of authoritative accounting principles in the preparation of financial statements.

Use of Estimates
The preparation of the statement of financial condition, in conformity with US GAAP, requires the management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could materially differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include cash held on deposit and highly liquid investments with original maturities of three months or less at the date of purchase. These investments may include demand deposits and money market accounts. Cash is concentrated in BMO Harris Bank NA.

Cash and Cash Equivalents Segregated for the Exclusive Benefit of Customers and Other Restricted Deposits
Cash and cash equivalents segregated in compliance with federal regulations and other restricted deposits include cash and cash equivalents deposited in special bank accounts for the exclusive benefit of customers under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, as amended. Cash is concentrated in BMO Harris Bank NA.

Commission Management Arrangements
Receivables from brokers, dealers and clearing organizations consist of commissions related to Commission Management arrangements. The Company receives a gross commission from various clearing brokers which is then used to fund the commission sharing and recapture arrangements, less the portion retained as income to the Company. Accrued commission sharing and commission recapture payable are classified as commission management payables on the statement of financial condition.

A prepaid research asset is established for research and related services disbursed in advance of anticipated client commission volumes. Such receivables may not be evidenced by contractual obligations.

The allowance for doubtful accounts is based on the Company's assessment of the collectability of prepaid research. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect the collectability in determining the allowance for doubtful accounts. Specifically for prepaid research, the Company considers the customer's financial condition and business operations as well as its historical, current, and anticipated trading activity when determining the allowance for doubtful accounts.

Contingencies

In accordance with US GAAP, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither accrual nor disclosure is required for losses that are deemed remote.

Due to Related Parties

An affiliate of the Company may advance amounts and pay certain expenses on behalf of employees of the Company. These amounts settle in the ordinary course of business. Such amounts are included in due to related parties, on the statement of financial condition (see Note 4 "Transactions with Related Parties").

Other Assets

Other assets consist primarily of miscellaneous accounts receivable.

Accrued Compensation and Other Liabilities

Accrued compensation and other liabilities primarily consist of accrued bonuses, employee incentives, other employee benefit expenses and accrued expenses.

Income Taxes

Prior to acquisition by CI in 2017, the Company was part of a limited liability company, which was treated as a partnership for tax purposes. A partnership is generally not subject to federal, state or local taxes. The Company was, however, subject to its share of New York City unincorporated business tax ("UBT").

Upon acquisition in 2017, the Company was treated as a single member LLC, which is disregarded for tax purposes, and became part of a consolidated tax group taxed as a corporation. The company adopted CI's policy of using the Group's blended rate in the calculation of its income tax provision. The Company has an informal tax sharing arrangement with CI whereby the Company records any tax liability or benefit as a deemed contribution or distribution, respectively, which is recorded as an adjustment to the Company's equity by the Member. The income tax expense or benefit is computed on a benefit-for-loss basis by a member of a consolidated group. Under this method, tax attributes and deferred tax items, such as net operating losses, are treated as realized by the Company to the extent utilized in CI's consolidated tax return.

The Company considers expected sources of taxable income of the consolidated tax group when evaluating the realizability of its deferred tax assets. Deferred tax assets the Company deems as more likely than not to be realized in the future, and thus against which no valuation allowance has been established, are recognized within the statement of financial condition.

The Company accounts for income taxes in accordance with U.S. GAAP which requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to an amount that is more likely than not to be realized.

U.S. GAAP clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. U.S. GAAP requires the Company to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. Please refer to Note 8, "Income Taxes" for additional information and disclosures.

Share-Based Compensation
Share-based awards relate to the Company's allocated equity grants under CI's equity and incentive compensation plans. See Note 7, "401(k) Savings Plan and Share-Based Compensation" for a description of these awards.

Recently Issued Accounting Pronouncements

In May 2017, the FASB issued guidance to clarify the application of modification accounting for stock compensation. The guidance was issued to reduce the diversity in practice under the current guidance. The new guidance requires an entity to apply modification accounting when there is a change in the fair value of the modified award and the original award, vesting conditions and the classification of the original awards. The amendments in this guidance are effective prospectively for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. The Company will apply the new guidance for any modifications on or after the adoption date.

In January 2017, the FASB issued guidance which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Under the current guidance, there are three elements of a business-inputs, processes, and outputs. While an integrated set of assets and activities (collectively, a "set") that is a business usually has outputs, outputs are not required to be present. In addition, all the inputs and processes that a seller uses in operating a set are not required if market participants can acquire the set and continue to produce outputs, for example, by integrating the acquired set with their own inputs and processes. The new guidance provides a screen to determine when a set is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. For public business entities, the guidance is effective prospectively for fiscal years beginning after December 15, 2017. The Company will use new definition for its future business combination activities.

In November 2016, the FASB issued guidance which reduces the diversity in practice as to how changes in restricted cash are presented and classified in the statement of cash flows. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The guidance does not provide a definition of restricted cash or restricted cash equivalents. For public business entities, the guidance is effective prospectively for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. The Company currently presents

its restricted cash and changes in its restricted cash, separately on its consolidated statements of financial condition and consolidated statements of cash flows respectively. Since the guidance only affects the presentation of restricted cash on the statement of cash flows, the Company does not expect this guidance to have any impact on its consolidated financial statements and will present total cash and cash equivalents from the adoption date.

In August 2016, the FASB issued guidance which reduces the diversity in practice as to how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This guidance addresses eight specific cash flow issues with the objective of reducing the existing and potential future diversity in practice. The amendments in this guidance are effective for public business entities for fiscal years beginning after December 15, 2017. The Company is currently evaluating the impact of this guidance on the Company's cash flows presentation. Since the guidance only affects the presentation of statement of cash flows, the Company does not expect this guidance to have any impact on consolidated financial statements. The Company notes that its current presentation is already in line with most of the specific cash flow issues identified in the guidance.

In February 2016, the FASB issued guidance which amends and supersedes its previous guidance regarding leases. The new guidance requires the lessee to recognize the right to use assets and lease liabilities that arise from leases and present them in its statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous US GAAP, which did not require lease assets and lease liabilities to be recognized for most leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous US GAAP. There continues to be a differentiation between finance leases and operating leases. However, the principal difference from previous guidance is that the lease assets and lease liabilities arising from operating leases should be recognized in the statement of financial condition. For public business entities the guidance is effective for reporting periods beginning after December 15, 2018. The Company is currently evaluating the impact of this guidance on the Company's financial condition and its disclosures. The Company notes that a significant majority of the Company's leases represent operating real estate leases for its respective offices and will require the gross up on its statement of financial condition.

3. Financial Instruments

All financial instruments are measured and reported on a fair value basis. The ASC 820, Fair Value Measurement, defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy
Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

The Company measured financial instruments at fair value on a nonrecurring basis that consisted of cash and cash equivalents, cash and cash equivalents segregated for the exclusive benefit of customers and other restricted deposits and receivables from brokers, dealers and clearing organizations. At December 31, 2017, these various financial instruments are carried on the statement of financial condition at approximate fair value. These financial instruments are classified within Level 1 of the fair value hierarchy.

4. Transactions with Related Parties

In the normal course of business, the Company enters into related-party transactions with affiliates, including CI, and certain other affiliated entities.

The Company provides commission management tools and payment processing services to Cowen Execution Solutions LLC ("CES"), Cowen and Company LLC ("Cowenco"), and Cowen Prime Services LLC ("CPS"), which are indirect wholly owned subsidiaries of CI. The Company collects referral fees from CES, CPS, and Cowenco for each trade executed and an administrative fee from CES and CPS as part of the agreements.

The Company entered into service level agreements with affiliates of the Parent and Cowen Services Company, LLC ("CWSVC"). The Parent and CWSVC agreed to provide certain administrative, support services and other assistance to the Company. All direct and indirect expenses are paid by through an expense sharing agreement based on time, service, usage and headcount. At December 31, 2017, the Company has a $5.4 million payable to CWSVC.

5. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule (SEA Rule 15c3-1). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $0.3 million or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2017, the Company had net capital of $7.6 million and its excess net capital was $7.3 million. The Company is exempt from SEA Rule 15c3-3 under subparagraph (k)(2)(i) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. Advances to affiliates, repayment of borrowings, distributions, dividend payments and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

6. Deferred Compensation

The Company continues to incur costs for the Convergex Nonqualified Deferred Compensation Plan, which is a deferred cash award plan that is expensed over the 27 month service period requirement. There were no awards issued pursuant to this plan for the seven month period ended December 31, 2017.

7. 401(k) Savings Plan and Share-Based Compensation

401(k) Savings Plan
CI sponsors a Retirement and Savings Plan which is a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code (the "401(k) Plans"). All full-time eligible employees can contribute to the 401(k) Plans up to federal contribution limits or up to 100% of their annual compensation, subject to certain limitations. The Plan allows for pre-tax and ROTH contributions. CI provides matching contributions for certain employees that are equal to a specified percentage of the eligible participant's contribution as defined by the 401(k) Plans as well as discretionary profit sharing contributions.

Share-Based Compensation

The Company's employees participate in CI's various stock incentive plans (the "Plans"). The Plans permit the grant of options, restricted shares, restricted stock units, stock appreciation rights ("SAR's") and other equity based awards to the Company's employees and directors. Stock options granted generally vest over two-to-five-year periods and expire seven years from the date of grant. Restricted shares and restricted share units issued may be immediately vested or may generally vest over a two-to-five-year period. SAR's vest and expire after five years from grant date. Awards are subject to the risk of forfeiture.

The Company records compensation cost for share based awards as an allocation to member's equity. In accordance with the expense recognition provisions of those standards, the Company amortizes unearned compensation associated with share based awards on a straight-line basis over the vesting period of the option or award.

Restricted shares and Restricted Stock Units Granted to Employees

The following table summarizes the Company's nonvested restricted shares and restricted stock units activity for the seven months ended December 31, 2017:

	Nonvested Restricted Shares and Stock Units		Weighted- Average Grant-Date Fair Value
Balance at beginning of period	—	$	—
Granted	34,508		16.43
Vested	—		—
Forfeited	—		—
Balances at end of period	34,508	$	16.43

The fair value of restricted shares and restricted stock units is determined based on the number of shares or units granted and the quoted price of CI's Class A common stock on the date of grant.

8. **Income Taxes**

The Company is a single member limited liability company and, as such is disregarded for federal, state and local income tax purposes. Prior to its acquisition by CI, the Company was part of a group that was taxed as a partnership and was subject to NYC UBT. After its acquisition, the taxable results of the Company's operations are included in the tax returns of CI, with whom the Company has an informal tax sharing arrangement. The income tax expense or benefit is computed on a benefit-for-loss basis. Pursuant to this arrangement, the Company does not receive a benefit for the losses until they are utilized on a consolidated basis. The Company records any tax liability or benefit as a deemed contribution or distribution, respectively, which is recorded as an adjustment to the Company's equity by the Member.

As the Company's entire taxable income was offset by losses from other members of the CI consolidated group, the Company recorded a contribution through equity in the amount of $1.5 million pursuant to the informal tax sharing arrangement discussed above.

For the seven month period ended December 31, 2017, the effective tax rate of 46.3% differs from the statutory rate of 35% primarily due to state taxes and the impact of the re-measurement of the Company's

deferred tax assets caused by the change in federal corporate tax rate enacted as part of the Tax Cuts and Jobs Act of December 2017.

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes. The Company's deferred tax assets of $0.3 million as of December 31, 2017 consisted of deferred compensation items, which is reported in the statement of financial condition.

The Company considers the taxable income of the consolidated tax group of which the Company is a member in evaluating whether deferred tax assets are expected to be realized. The Company believes it is more likely than not that the results of future operations, taking into account the impact of CI's projected future earnings and tax planning strategies will generate sufficient taxable income to realize the net deferred tax assets.

Following the acquisition in 2017, the Company is now included in CI's consolidated tax return and thus open to examination beginning in tax year 2017 by the IRS and state and local tax authorities where the Company has significant operations, including New York State and City. The company is also subject to tax examination for its pre-acquisition group taxed as a partnership subject to NYC UBT. The open tax years for this jurisdiction are 2010 to 2016. The Company is currently not under audit. As such, the Company does not have any uncertain tax positions recorded for the year ended December 31, 2017.

Effects of the Tax Cuts and Job Act

New tax legislation, commonly referred to as the Tax Cuts and Jobs Act, was enacted on December 22, 2017. ASC 740, Accounting for Income Taxes, requires companies to recognize the effect of tax law changes in the period of enactment even though the effective date for most provisions is for tax years beginning after December 31, 2017. The new law includes a reduction in the U.S. corporate income tax rate from 35% to 21%. This change resulted in the Company reporting a deferred income tax expense of $0.1 million in 2017 due to the re-measurement of its deferred tax assets using the new 21% rate applicable upon reversal of these items.

The Company has evaluated other significant provisions of the law and has not identified any material impact these provisions may have on the Company for the period ended December 31, 2017. Management will continue to monitor the application of these provisions on the Company and make necessary policy elections if and when needed.

9. Off-Balance Sheet Risk

Guarantees

In the normal course of business, certain activities of the Company involve the execution and clearance of counterparty securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from clients introduced by the Company. However, the transactions are collateralized by the counterparty's underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. At December 31, 2017, there were no amounts to be indemnified to these clearing brokers pursuant to these agreements.

Concentration of Credit Risk

The Company may maintain cash and cash equivalents and cash and cash equivalents segregated for the exclusive benefit of customers at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

10. Commitment and Contingencies

In the ordinary course of business, the Company and its affiliates and current and former officers, directors and employees (for purposes of this section, sometimes collectively referred to as the Company and Related Parties) can be named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of securities, banking, anti-fraud, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief.

In the ordinary course of business, the Company and Related Parties are also subject to governmental and regulatory examinations, information gathering requests (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company is subject to regulation by various U.S., state and foreign securities, and other regulators. In connection with formal and informal inquiries by these regulators, the Company receives requests, and orders seeking documents and other information in connection with various aspects of their regulated activities.

The Company seeks to resolve all litigation and regulatory matters in the manner management believes is in the best interests of the Company, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

The Company has evaluated all adverse litigation claims and based on the information currently available, the Company has not established any reserves for such claims, since in the opinion of Management, the likelihood of liability is not probable nor reasonably estimable. In addition, most of the various claims against the Company are in early stages of discovery or claimants seek indeterminate damages. Therefore, the Company cannot reasonably determine the possible outcome, the timing of ultimate resolution or estimate a range of possible loss, or impact related to each currently pending matter.

11. Subsequent Events

The Company has evaluated events through March 1, 2018 and has determined that there were no additional subsequent events requiring adjustment or disclosure to the statement of financial condition.